                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                              CARMIKE CINEMAS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    143436400
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13G

-------------------                                        --------------------
CUSIP NO. 143436400                                          Page 2 of 7 Pages
-------------------                                        --------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
   1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bridger Management, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
      NUMBER OF           5    SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY           6    SHARED VOTING POWER
         EACH                  726,300
      REPORTING         --------------------------------------------------------
        PERSON            7    SOLE DISPOSITIVE POWER
         WITH                  0
                        --------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER
                               1,046,900
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,046,900
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.51%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                        ---------------------
CUSIP NO. 143436400                                           Page 3 of 7 Pages
-------------------                                        ---------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Roberto Mignone
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
      NUMBER OF           5    SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY           6    SHARED VOTING POWER
         EACH                  726,300
      REPORTING         --------------------------------------------------------
        PERSON            7    SOLE DISPOSITIVE POWER
         WITH                  0
                        --------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER
                               1,046,900
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,046,900
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.51%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages

Item 1(a).       Name of Issuer: Carmike Cinemas, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:
                        1301 First Avenue, Columbus, GA 31901 United States.

Item 2(a, b, c). Name of Persons Filing, Address of Principal Business Office,
                 Citizenship:

                 Bridger Management, LLC, a Delaware limited liability company and Mr. Roberto Mignone ("Mr. Mignone"), each having offices at
                 101 Park Avenue - 48th Floor, New York, NY 10178. Mr. Mignone
                 is a United States citizen.

Item 2(d).       Title of Class of Securities: Common Stock, par value $0.03 per share (the "Common Stock")

Item 2(e).       CUSIP Number: 143436400

Item 3.     Not Applicable.

Item 4.     Ownership.

            1. Bridger Management, LLC:

               (a)   Amount beneficially owned: 1,046,900 shares.

               (b)   Percent of class: 8.51%. The percentage of Common Stock
                     reported as beneficially owned is based upon 12,309,002
                     shares outstanding as reported by the Issuer on its
                     Quarterly Report on Form 10-Q for the quarter ended
                     September 30, 2005.

               (c)   Number of shares as to which such person has:

                     (i)    Sole power to vote or to direct the vote: 0

                     (ii)   Shared power to vote or to direct the vote: 726,300
                            shares

                     (iii)  Sole power to dispose or to direct the disposition
                            of: 0

                     (iv)   Shared power to dispose or to direct the disposition
                            of: 1,046,900 shares.

                                                               Page 5 of 7 Pages

            2. Roberto Mignone

               (a) Amount beneficially owned: 1,046,900 shares.
               (b) Percent of class (determined as set forth in paragraph 1(b)
                   of this Item 4): 8.51%
               (c) Number of shares as to which such person has:

                   (i)      Sole power to vote or to direct the vote: 0

                   (ii)     Shared power to vote or to direct the vote: 726,300
                            shares

                   (iii)    Sole power to dispose or to direct the disposition
                            of: 0

                   (iv)     Shared power to dispose or to direct the disposition
                            of: 1,046,900 shares.

The Common Stock reported herein is beneficially owned as a result of the purchase of such shares by certain accounts managed by Bridger Management, LLC.
Mr. Mignone is the managing member of Bridger Management, LLC.

Item 5.     Ownership of Five Percent or less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The Common Stock reported herein is held by certain accounts managed by Bridger Management, LLC. No such interest relates to more than 5%
            of the class.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on By the Parent Holding Company or
            Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

                                                               Page 6 of 7 Pages

Item 10.    Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of
                  changing or influencing the control of the issuer of the
                  securities and were not acquired and are not held in
                  connection with or as a participant in any transaction having that purposes or effect.

                            [SIGNATURE PAGE FOLLOWS:]

                                                               Page 7 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2006

                                               BRIDGER MANAGEMENT LLC

                                               By: /s/ Roberto Mignone
                                                   -----------------------------
                                               Roberto Mignone, Managing Member

                                               /s/ Roberto Mignone
                                                   -----------------------------
                                               Roberto Mignone, Individually